Letter from George Harad
                                                                 Exhibit 1

1111 W. Jefferson Street      George J. Harad
P.O. Box 50                   Chairman
Boise, Idaho 83728-0001       Chief Executive Officer
208/384-7557
Fax: 208/384-4912
George_Harad@bc.com

November 30, 1999

James G. Connelly III, Chairman
Special Committee of the Board of Directors
Boise Cascade Office Products Corporation
800 West Bryn Mawr Avenue
Itasca, IL 60143

Dear Jim:

On behalf of Boise Cascade Corporation, I am pleased to communicate to you our interest in pursuing an acquisition of all of the outstanding shares of Boise Cascade Office Products Corporation not owned by Boise Cascade at a price of $13.25 per share in cash. This acquisition would be subject to the approval of Boise Cascade's board of directors. Additionally, it would be conditioned upon Boise Cascade's ability to acquire a majority of the minority shares outstanding and upon the satisfaction of other conditions customary in these types of transactions.

As you know, this proposal follows and arises from preliminary, informal conversations with the independent directors of BCOP and their advisors and reflects an increase of $1.25 over the per share price initially raised in those conversations.

We believe that this proposed price, which represents a premium of 26% to the prior 30 trading day average price of BCOP shares, and a premium of about 25% to the market price of BCOP shares on November 29, 1999, is fair to the public shareholders of BCOP from a financial point of view. We would like to emphasize that Boise Cascade's ownership interest in BCOP is not for sale and thus there is no realistic likelihood of a sale of BCOP to a third party.

We are in a position to proceed expeditiously towards a transaction on the basis of the foregoing terms and look forward to working with you toward a mutually acceptable agreement.

Yours very truly,

/s/ George J. Harad

George J. Harad